

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Fangfei Liu
Chief Financial Officer
Baijiayun Group Ltd.
24F, A1 South Building, No. 32 Fengzhan Road
Yuhuatai District, Nanjing 210000
The People's Republic of China

      Re: Baijiayun Group Ltd.
          Form 20-F for the fiscal year ended June 30, 2023
          File No. 001-33176

Dear Fangfei Liu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology